STATEMENT OF FINANCIAL CONDITION

Tudor Pickering Holt & Co Advisors LP
(formerly Tudor, Pickering, Holt & Co. Advisors, LLC)
With Report of Independent Registered Public Accounting Firm
December 31, 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-68888


FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING___**01/01/16**___ AND ENDING_____**12/31/16**_____
                                        MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER:

    Tudor Pickering Holt & Co. Advisors LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    1111 Bagby St, Ste 5100

(No. and Street)

Houston,	**TX**	**77002**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Alexandra Pruner, Chief Financial Officer   **(212) 287-3191**

(Area Code – Telephone No.)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).


Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.


SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Alexandra Pruner**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Tudor Pickering Holt & Co. Advisors LP**, as of **December 31**, 20**16**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ANA HARRISON
My Commission Expires
August 22, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor Pickering Holt & Co. Advisors LP
(formerly Tudor, Pickering, Holt & Co. Advisors, LLC)

Statement of Financial Condition

December 31, 2016

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The General Partner of
Tudor Pickering Holt & Co Advisors LP (formerly known as Tudor Pickering Holt & Co. Advisors LLC)

We have audited the accompanying statement of financial condition of Tudor Pickering Holt & Co Advisors LP (the "Partnership") as of December 31, 2016. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tudor Pickering Holt & Co Advisors LP at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2017

1

Tudor Pickering Holt & Co. Advisors LP
(formerly Tudor, Pickering, Holt & Co. Advisors, LLC)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	7,576,382
Financial advisory fees receivable		1,649,790
Prepaid expenses and other assets		164,852
Total assets	$	9,391,024
Liabilities and Partner's capital		
Liabilities		
Accounts payable and accrued liabilities	$	189,662
Deferred revenue		243,568
Payables to affiliates		1,013,352
Total liabilities		1,446,582
Commitments and contingencies (Note 5)		
Partner's capital		7,944,442
Total liabilities and partner's capital	$	9,391,024

The accompanying notes are an integral part of this Statement of Financial Condition.

Tudor Pickering Holt & Co. Advisors LP
(formerly Tudor, Pickering, Holt & Co. Advisors, LLC)

Notes to the Statement of Financial Condition

December 31, 2016

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Advisors, LLC, a Delaware Limited Liability Company, was formed in May 2011 and was converted to Tudor Pickering Holt & Co Advisors LP, a Delaware Limited Partnership (the "Partnership") on December 30, 2016. TPH Advisors GP LLC is the general partner ("General Partner") of the Partnership. PWP Group LP is the managing member of the General Partner. The Partnership received regulatory approval in February 2012 to operate as a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership claims exemption under SEC Rule 15c3-3(k)(2)(i) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required. As a limited broker-dealer, the Partnership will not maintain any margin accounts for customers, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Partnership was a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC (the "Former Parent") for the first eleven months of the year ended December 31, 2016. The Former Parent entered into a business combination (the "Business Combination"), effective November 30, 2016, whereby the assets and liabilities of the Former Parent, along with its wholly owned subsidiaries, were contributed to PWP Holdings LP in exchange for a percentage of PWP Holdings LP's equity interests. The Business Combination was structured in such a way that PWP Group LP (a limited partnership owned by PWP Holdings LP) is the Partnership's new parent (the "New Parent"). Management did not elect to apply push-down accounting to the Partnership. As a result, there has been no change to the carry amounts of assets and liabilities as a result of the Business Combination. For purposes of discussion in this financial statement, reference to the "Parent" refers to the Former Parent and the New Parent interchangeably.

The Partnership provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. The Partnership is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2016, the Partnership was registered as a limited broker-dealer in 3 states.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Partnership believes that the estimates utilized in preparing its

3

Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents

Cash consists of cash held at banks. The Partnership defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is recorded based upon the estimate of financial advisory fees, which the Partnership does not expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience. As of December 31, 2016, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Revenue Recognition and Deferred Revenue

The Partnership provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. Below is a description of the revenue recognition policies for these services.

Financial advisory fees - The Partnership provides merger-and-acquisition, private placement and financial advisory services. The Partnership recognizes advisory fees as services are performed, the transactions are substantially completed, the fees are determinable and collection is reasonably assured. Financial advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events (as defined in the respective engagement letters) that are recognized when the transaction is substantially completed, under the terms of each assignment; (ii) retainer fees that are recognized monthly or quarterly; (iii) discretionary transaction fees that are recognized when services are substantially completed and the client has confirmed that a discretionary fee will be paid; and (iv) up-front fees that are recognized ratably over the expected engagement.

Rebillable expense income - The Partnership incurs certain expenses in connection with financial advisory services that are rebilled to the client.

Deferred revenue – Payments that are received as an advance for fees and expenses are recognized as deferred revenue on the Statement of Financial Condition until such time as the revenue recognition criteria described above are met.

Affiliate Expense Allocation

Certain expenses of the Partnership and its affiliates are processed and paid by Tudor, Pickering, Holt & Co. Management LLC, (the "Management Company"). Facility fees of the Partnership, such as rent as well as furniture, equipment and leasehold improvements are processed and paid by Tudor, Pickering, Holt & Co. Securities Inc. Expenses specifically related to the Partnership are paid directly by the Partnership, whereas shared expenses are allocated to each affiliate based upon headcount or another methodology as appropriate. These transactions result in receivables and payables with affiliates which are settled in cash within 12 months. See Note 4 for further explanation of affiliate transactions.

Income Taxes

Until December 30, 2016, the Partnership was a limited liability company meeting certain requirements, and was classified as a single member limited liability company and disregarded for federal income tax purposes. The Former Parent was a limited liability company and classified as a partnership for federal income tax purposes. Thus, the individual members of the Former Parent are responsible for the payment of federal taxable income on their proportionate share of the Former Parent's taxable income, including the Partnership's taxable income. As of December 30, 2016, the Partnership converted to a limited partnership and is treated as a partnership for federal income tax purposes. No provision for federal income taxes is required by the Partnership. The Partnership is however subject to state and franchise taxes. Penalties and interest related to income taxes, if any, are recognized separately from the provision for income taxes.

Recent Accounting Pronouncements

Going Concern

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"), which provides guidance in US GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and provides related footnote disclosures. The standard is effective for annual periods ending after December 15, 2016 and, as such, is currently effective for the Partnership.

2. **Net Capital Requirement**

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness, as defined by the rule. At December 31, 2016, the Partnership had net capital

of $6,129,800, which resulted in excess net capital of $6,033,361. The Partnership's ratio of aggregate indebtedness to net capital was .24 to 1.

3. Employee Benefit Plan

The Partnership's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an affiliate of the Partnership. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Partnership, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

4. Related Party Transactions

The Partnership pays fees to affiliates for services received.

Facility fees - Rent expense as well as furniture, equipment and leasehold improvements are provided by an affiliate of the Partnership. The Partnership reimburses the affiliate for usage of office space and depreciation of the furniture, equipment and leasehold improvements through payment of a facility fee. The fee is calculated based upon divisional headcount each month.

Franchise fees - The Partnership uses the Tudor Pickering Holt & Co brand in its name and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Partnership's revenue.

Administrative fees - The Partnership receives administrative services, including payroll, health care and the defined contribution plan, in accordance with the service agreement between the Partnership and the Management Company. Under the service agreement the Partnership pays a fee based upon 5% of employee related expenses reported by the Partnership, excluding stock-based compensation expenses.

Other Related Party transactions

During the year ended December 31, 2016, the Partnership made distributions to the Parent totaling $10,000,000 in the ordinary course of business.

The Partnership is included in the combined Texas state franchise tax return with its affiliates. Any applicable taxes are remitted by an affiliate on behalf of the Partnership. The Partnership reimburses the affiliate for the taxes paid on its behalf. During the year, the Partnership reimbursed an affiliate $204,600 for taxes paid on its behalf.

Outstanding receivables and payables

As of December 31, 2016, the Partnership has outstanding receivables from and payables to affiliates which are shown separately on the Statement of Financial Condition. The Partnership settles receivables and payables with affiliates, in cash, within 12 months of incurrence.

5. Commitments and Contingencies

In the normal course of its operations, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

6. Concentration of Credit Risk and Sector Risk

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

At December 31, 2016, the net financial advisory fees receivable balance of $1,649,790 was concentrated in nine clients (of which $1,566,007 was received prior to the issuance of this report) in the energy sector. In the event that these clients do not fulfill their obligations, the Partnership may be exposed to credit risk for a maximum amount of $83,783. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

7. Share-Based Compensation

The Former Parent maintained a share-based compensation plan for its employees related to its equity Units. Non-cash compensation expense was allocated to the Partnership since certain Units were issued to individuals for employment services to the Partnership. The Former Parent allocated non-cash compensation expense to the Partnership and affiliates based upon the level of employment services each employee provided to the Partnership and affiliates. Since the Partnership did not provide any consideration to the Former Parent for this expense, the offsetting entry to partner's equity is considered a capital contribution from the Former Parent. Compensation expense was recorded straight-line over the requisite service period until November 30, 2016, the date of the Business Combination. The Units vested ratably over three years.

The Business Combination resulted in a change in the affiliate agreement between the Partnership and the New Parent. As a result of this change, share-based compensation expense of the New Parent is not allocated to the Partnership or its other affiliates.

8. **Subsequent Events**

The Partnership has performed an evaluation of subsequent events through February 24, 2017, which is the date the financial statement was available for issuance.

On February 16, 2017, the Partnership distributed $2,061,000 to the Parent.